November 17, 2008

VIA EDGAR

Craig Wilson

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Automatic Data Processing, Inc.
Form 10-K for the fiscal year ended June 30, 2008

Filed August 29, 2008

Definitive Proxy Statement

Filed September 26, 2008
File No. 001-05397

Dear Mr. Wilson:

Set forth below are our responses to the comments raised in your letter dated October 31, 2008 (the “Comment Letter”). Automatic Data Processing, Inc. (the “Company” or “ADP”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Annual Report on Form 10-K for the fiscal year ended June 30, 2008, which was filed on August 29, 2008, and in its Definitive Proxy Statement on Schedule 14A, which was filed on September 26, 2008. The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comments as set forth in the Comment Letter and set forth our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Annual Report on Form 10-K for the fiscal year ended June 30, 2008 or the 2008 Definitive Proxy Statement on Schedule 14A, as applicable.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 6. Selected Financial Data, page 12

1.

We note your use of the non-GAAP measure of adjusted return on equity, which excludes the effects of discontinued operations. Tell us your consideration of including all of the disclosures identified in Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, June 13, 2003.

RESPONSE:

In preparing our Annual Report on Form 10-K for the fiscal year ended June 30, 2008, we considered Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Specifically, we presented adjusted return on equity with equal prominence to the most comparable GAAP measure (return on equity from continuing operations). Further, we provided a narrative reconciliation of the differences between the non-GAAP measure of adjusted return on equity and the GAAP measure of return on equity from continuing operations and disclosed why we believe that the non-GAAP measure provided useful information to the reader. However, in light of the Staff’s comment, in future filings, we will expand our disclosure to more fully discuss the factors described in Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 14

2.

Your definitive proxy statement filed on September 26, 2008 includes a letter to shareholders that discusses trends in your business that may have a material impact on your future operating results. For example, the letter indicates that ADP’s strong performance in Fiscal 2008 is due to execution of a “five-point strategic growth program.” It also notes that you anticipate telesales to contribute about one-third of total new business sales in your Employer Services segment over the next few years. Please advise us of whether you considered including information about these and other material trends discussed in the letter in your MD&A disclosure. See Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350.

RESPONSE:

We believe our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides a reader of our financial statements the information necessary to see the Company through the eyes of management and to gain an understanding of our financial condition, changes in financial condition and results of operations in order for the investors to ascertain the likelihood that past performance is indicative of future performance. However, we acknowledge that we can improve our MD&A disclosure by ensuring that it is consistent with the information that we disclose in the Letter to Shareholders in our definitive proxy statement. In future filings, we will ensure that such matters are appropriately included in the MD&A in accordance with Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350.

Quantitative and Qualitative Disclosures About Market Risk, page 28

3.

Tell us whether you considered providing qualitative disclosures about interest rate risk for your non-trading investment portfolio. In this respect, you should consider including disclosures describing the nature of the interest rate exposure; how interest rate risks are managed; changes in interest rate exposures or how the interest rate exposures were managed when compared to the conditions that existed during the most recently completed fiscal year; and known trends in interest rates, or anticipated rates in future reporting periods. Refer to Question 69 of the Financial Reporting Codification and SEC "Questions and Answers about the New ‘Market Risks’ Disclosure Rules” dated July 31, 1997.

RESPONSE:

In preparing our Annual Report on Form 10-K for the fiscal year ended June 30, 2008, we considered Question 69 of the Financial Reporting Codification and SEC “Questions and Answers about the New ‘Market Risks’ Disclosure Rules” dated July 31, 1997. We believe our disclosure discusses the nature of our interest rate exposure. Specifically, we have disclosed that 25% of our overall investment portfolio was invested in cash and cash equivalents and is impacted by short-term interest rates and that the remainder of our investment portfolio is invested in fixed-income securities, which is subject to interest rate risk, including reinvestment risk. We further believe that we describe how we manage our interest rate risks with our disclosure of the laddering strategy by which we extend the maturities of our investment portfolio. We would like to inform the Staff that there have not been any material changes in our interest rate exposures during the fiscal year ending June 30, 2008 and through the date of this letter. Lastly, we believe our disclosure of the sensitivity analysis of our interest rate risk provides the reader with the information required to assess the potential impact on revenue and earnings for anticipated interest rate changes in future periods.

However, in light of the Staff’s comments, we will enhance our disclosure relating to our interest rate reinvestment risk in future filings. We have included additional qualitative disclosure in our Quarterly Report on Form 10-Q for the period ended September 30, 2008. Specifically, we have disclosed more clearly that our investments are fixed income securities and that we are exposed to interest rate risk on these securities when the securities mature as the proceeds from maturing securities are reinvested. We also disclosed more clearly how we manage the reinvestment risk, which is predominately through our laddering strategy with the goal of averaging our way through an interest rate cycle. We have also included this disclosure in Appendix A to this letter and have underlined the new language added to our disclosure. Further, we plan to include this new disclosure in our future filings.

Item 8. Financial Statements and Supplementary Data

Statements of Consolidated Stockholders’ Equity, page 36

4.

Please reconcile the amounts under the line item “stock plans and related tax benefits” in your statements of consolidated stockholders’ equity to the amounts contained in the line items “excess tax benefit related to exercise of stock options” and “proceeds from stock purchase plans and exercise of stock options” in your statements of consolidated cash flows for each year presented.

RESPONSE:

For the years ended June 30, 2008, 2007 and 2006, the line item “stock plans and related tax benefits” in our Statements of Consolidated Stockholders’ Equity represents the following:

	Fiscal years ended June 30,	2008	2007	2006
	(in millions)

A	Issuances for the exercise of stock options and restricted stock	$167.5	$271.9	$145.5
B	Issuances for stock purchase plans	70.3	83.5	70.9
C	Issuances for restricted stock, exercise of stock options and stock purchase plans relating to discontinued operations	—	134.1	119.3
D	Tax benefits from exercises of stock options	33.3	29.6	27.0
E	Excess tax benefit related to exercises of stock options	0.7	0.2	7.9
	Issuances for other stock based compensation programs	4.4	0.5	1.3

	Stock plans and related tax benefits	$276.2	$519.8	$371.9

For the years ended June 30, 2008, 2007 and 2006, the line item “proceeds from stock purchase plan and exercises of stock options” in our Statements of Consolidated Cash Flows represents the following:

	Fiscal years ended June 30,	2008	2007	2006
	(in millions)

A	Issuances for the exercise of stock options and restricted stock	$167.5	$271.9	$145.5
B	Cash received from employees participating in stock purchase plans	72.2	72.3	72.5

	Proceeds from stock purchase plan and exercise of stock options	$239.7	$344.2	$218.0

For the years ended June 30, 2008, 2007 and 2006, the line item “excess tax benefit related to exercises of stock options” in our Statements of Consolidated Cash Flows represents the following:

	Fiscal years ended June 30,	2008	2007	2006
	(in millions)

E	Excess tax benefit related to exercises of stock options	$0.7	$0.2	$7.9

The following provides discussion as to the reconciliation of the line items in the Statements of Consolidated Stockholders’ Equity to the Statements of Consolidated Cash Flows:

A

The line item “issuances for the exercise of stock options and restricted stock” in the tables above represents the issuance of stock for the Company’s stock option and restricted stock programs. The amount included within the line item “stock plans and related tax benefits” on the Statements of Stockholders’ Equity agrees to the amount included within the line item “proceeds from stock purchase plan and exercises of stock options” on the Statements of Consolidated Cash Flows.

B

The Company offers an employee stock purchase plan that allows eligible employees to purchase shares of our common stock. The offering period commences on January 1st and ends on December 31st of the year in which the offering is concluded. With respect to each concluded offering, the shares are issued to participating employees in early January. The line item “issuances for stock purchase plans” in the table above, which is included in the line item “stock plans and related tax benefits” in the Statements of Consolidated Stockholders’ Equity, represents the issuances of the employee stock purchase plan shares at the end of the offering period. The line item “cash received from employees participating in stock purchase plans” in the table above, which is included in “proceeds from stock purchase plan and exercises of stock options” on the Statements of Consolidated Cash Flows, represents the cash collected from our employees during each respective fiscal year ended June 30 for the stock purchase plans. Therefore, the difference between the line item “issuances for stock purchase plans” and “cash received from employees participating in stock purchase plans” is due to the difference in the timing of shares issued under one specific offering and the timing of the cash collected from employees for the multiple offerings that are ongoing during each fiscal year.

C

The line item “issuances for restricted stock, exercise of stock options and stock purchase plans relating to discontinued operations” in the table above, which is included in the line item “stock plans and related tax benefits” in the Statements of Consolidated Stockholders’ Equity, represents the stock-based compensation transactions related to our discontinued operations during the respective periods. This line item agrees to the line item “financing activities of discontinued operations” that is presented in the Statements of Consolidated Cash Flows for each respective year.

D

The Company adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS No. 123R”) using the modified prospective method. Prior to the adoption of SFAS No. 123R, all stock-based compensation awards were accounted for under the disclosure-only principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” As such, no compensation expense or related deferred tax asset was recorded prior to the adoption of SFAS No. 123R for stock options and stock purchase plans. The line item “tax benefits from exercises of stock options” in the table above, which is included in the line item “stock plans and related tax benefits” in the Statements of Consolidated Stockholders’ Equity, represents the tax benefit for the pro forma fair value of each respective award that, at the time of adoption, was either fully vested or partially vested, and no related deferred tax asset had been established.

E

The line item “excess tax benefit related to exercises of stock options,” included within the line item “stock plans and related tax benefits” on the Statements of Stockholders’ Equity, agrees to the amount reported within the line item “excess tax benefit related to exercises of stock options” on the Statements of Consolidated Cash Flows.

Notes to Consolidated Financial Statements

Note 6. Corporate Investments and Funds Held for Clients, page 47

5.	Please address the following with respect to your corporate investments and funds held for clients that are classified as available-for-sale securities as of June 30, 2008:

•

Further clarify the nature and types of investments presented in your table on page 47. That is, reconcile the different categories of available-for-sale securities presented in your table with your disclosures on page 14 that describe the various types of investments that you hold.

•

We note that you own senior tranches of AAA fixed rate credit card, auto loan and other asset-backed securities, whose trusts predominately contain prime collateral. Explain the nature and risks associated with these other asset- backed securities and related trusts. Tell us whether the collateral on the asset-backed securities has continued to perform as expected subsequent to the balance sheet date.

•	Explain the nature and terms of the senior debt directly issued by Fannie Mae and Freddie Mac.

•

Further describe the mortgage pass-through securities you hold that are guaranteed by Fannie Mae and Freddie Mac. Please tell us the specific collateral underlying these mortgage pass-through securities.

•

Your disclosures on page 49 indicate that approximately 90% of your available-for-sale securities held AAA or AA ratings as of June 30, 2008, whereas this percentage was 95% as of December 31, 2007. Explain how the increase in credit risk on your available-for-sale securities has impacted your other-than-temporary impairment evaluation.

•

Please supplementally provide a tabular analysis of the allocation of type of investments by maturity dates, or ranges of dates, in the two portfolios "extended and long" disclosed on page 14. The analysis should reconcile to the maturity date disclosures on page 49.

RESPONSE:

In response to the Staff’s request to clarify the nature and types of investments presented in the table on page 47 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2008 to the disclosures on page 14 of such Annual Report on Form 10-K, we have included additional disclosure in our Quarterly Report on Form 10-Q for the period ended September 30, 2008. Such additional disclosure specifies the types of investments and related fair value of the investments included in U.S. Treasury and direct obligations of U.S. government agencies, asset-backed securities and other securities. We have also included this disclosure in Appendix B to this letter. Further, we plan to include this disclosure in our future filings.

Our other asset-backed securities represent AAA, fixed rate tranches of securities with prime collateral of rate reduction receivables, which include a portion of receivables from public utility customers, equipment lease receivables and student loan receivables. These securities are collateralized by the cash flows of the underlying pool of receivables. The primary risk associated with these securities is the collection risk of the underlying receivables. All collateral on such asset-backed securities has performed as expected through the date of this letter. In response to the Staff’s comment, we have included additional disclosure in our Quarterly Report on Form 10-Q for the period ended September 30, 2008. We have also included this disclosure in Appendix B to this letter. Further, we plan to include this disclosure in our future filings.

The senior debt securities directly issued by Fannie Mae and Freddie Mac that are held in our investment portfolio are senior, unsecured, non-callable debt that carry a credit rating of AAA and has maturities ranging from December 2008 through March 2017. In response to the Staff’s comment, we have included additional disclosure in our Quarterly Report on Form 10-Q for the period ended September 30, 2008. We have also included this disclosure in Appendix B to this letter. Further, we plan to include this disclosure in our future filings.

The mortgage pass-through securities that are guaranteed by Fannie Mae and Freddie Mac are AAA-rated mortgage-backed securities with a fair value of $202.2 million and $186.7 million at September 30, 2008 and June 30, 2008, respectively. The mortgage-backed securities represent an undivided beneficial ownership interest in a group or pool of one or more residential mortgages. These securities are collateralized by the cash flows of 15-year and 30-year residential mortgages and are guaranteed by Fannie Mae and Freddie Mac as to the timely payment of principal and interest. Gross unrealized losses related to these securities were $1.0 million and $1.9 million at September 30, 2008 and June 30, 2008, respectively. Given the proximity of the timing of the Comment Letter to our filing of our Quarterly Report on Form 10-Q for the period ended September 30, 2008, we were unable to include disclosure related to the mortgage pass-through securities in our Quarterly Report on Form 10-Q for the period ended September 30, 2008. However, in response to the Staff’s comment, we plan to include the following additional disclosure in our future filings:

Our mortgage-backed securities represent an undivided beneficial ownership interest in a group or pool of one or more residential mortgages. These securities are collateralized by the cash flows of 15-year and 30-year residential mortgages and are guaranteed by Fannie Mae and Freddie Mac as to the timely payment of principal and interest.

In regards to the Staff’s comment relating to the percentage of available-for-sale securities that are held in AAA or AA ratings, we note that all of our available-for-sale securities were invested in investment grade securities (rated as BBB or better by Moody’s and Standard & Poor’s) as of both December 31, 2007 and June 30, 2008. The decrease in the number of our available-for-sale securities that held AAA or AA ratings, from 95% as of December 31, 2007 to 90% as of June 30, 2008, was primarily due to the purchase of over $400 million in investment grade securities rated below AAA or AA (i.e. securities rated BBB or higher, but below AA). As part of our evaluation of our investments for other-than-temporary impairment, we consider this increased credit risk, among other factors, including length of time or the extent to which fair value for each individual security has been below cost. The decrease in the percentage of available-for-sale securities in our portfolio that held AAA or AA ratings has not impacted our conclusion as of June 30, 2008 with regards to other-than-temporary impairments.

In response to the Staff’s request, we are supplementally providing the following tabular analysis of the allocation of type of investments by maturity dates, or ranges of dates, in the two portfolios (extended and long) as of June 30, 2008:

Client Long Portfolio
($ in millions)
	Due in one year or less	Due after one year up to two years	Due after two years up to three years	Due after three years up to four years	Due after four years	Total

U.S. Treasury and direct obligations of U.S. government agencies	$173.1	$192.5	$198.3	$55.7	$150.9	$770.5
Asset-backed securities	390.9	318.8	320.9	148.4	238.6	1,417.6
Corporate bonds	419.4	353.5	466.2	479.5	1,031.6	2,750.2
Canadian government obligations and Canadian government agency obligations	—	66.4	52.9	99.0	153.4	371.7
Other securities	34.3	102.0	150.3	132.1	733.8	1,152.5
Total Client Long Portfolio	$1,017.7	$1,033.2	$1,188.6	$914.7	$2,308.3	$6,462.5

Client Extended Portfolio
($ in millions)
	Due in one year or less	Due after one year up to two years	Due after two years up to three years	Due after three years up to four years	Due after four years	Total

U.S. Treasury and direct obligations of U.S. government agencies	$521.8	$1,066.3	$797.4	$1,362.5	$1,141.5	$4,889.5
Asset-backed securities	32.2	176.8	126.7	40.3	5.3	381.3
Corporate bonds	31.8	292.5	474.8	262.8	462.5	1,524.4
Canadian government obligations and Canadian government agency obligations	50.9	90.6	164.9	334.0	—	640.4
Other securities	12.3	100.5	153.5	159.2	—	425.5
Total Client Extended Portfolio	$649.0	$1,726.7	$1,717.3	$2,158.8	$1,609.3	$7,861.1

The tabular analyses provided above for the client long and client extended portfolios is reconciled to the maturity date disclosure in the Annual Report on Form 10-K for the fiscal year ended June 30, 2008 below in response to the Staff’s request:

As of June 30, 2008
($ in millions)
	Due in one year or less	Due after one year up to two years	Due after two years up to three years	Due after three years up to four years	Due after four years	Total

Total Client Long Portfolio	$1,017.7	$1,033.2	$1,188.6	$914.7	$2,308.3	$6,462.5
Total Client Extended Portfolio	649.0	1,726.7	1,717.3	2,158.8	1,609.3	7,861.1
Total Corporate Portfolio	666.3	28.2	27.0	13.2	8.1	742.8
Total Available-for-Sale Securities	$2,333.0	$2,788.1	$2,932.9	$3,086.7	$3,925.7	$15,066.4

Definitive Proxy Statement filed September 26, 2008

Compensation Discussion and Analysis, page 15

6.

Notwithstanding your revisions in response to our letters relating to your 2007 executive compensation disclosure, we believe that investors will benefit from a refocusing of your CD&A. Please evaluate your disclosure in its entirety and concentrate the core of your presentation into a balanced analytical discussion of: (i) the material elements of compensation; (ii) how you arrived at the varying levels of compensation, and (iii) why you believe your compensation practices and decisions fit within their overall objectives and philosophy. Your CD&A should be structured so as to present a concise and readable explanation of the specific factors the compensation committee considered when approving particular pieces of each named executive officers’ compensation package and meaningful analysis of the reasons why the company believes that the amounts paid are appropriate in light of the various factors it considered in making specific compensation decisions. We direct your attention to the ample amount of guidance we have published on executive compensation disclosure and compliance with the SEC’s new disclosure rules.

RESPONSE:

We will continue to carefully review both the existing guidance the Commission has published and any future guidance the Commission publishes on executive compensation disclosure, and we will ensure that in future filings our Compensation Discussion and Analysis reflects the Staff’s comment and such guidance.

* * * * *

Please feel free to contact me at 973-974-5252 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Christopher R. Reidy

Christopher R. Reidy

Chief Financial Officer

Cc:

Securities and Exchange Commission

Morgan Youngwood, Staff Accountant

Ryan Rohn, Staff Accountant

Deloitte & Touche LLP

Lara Abrash, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Richard S. Borisoff, Partner

Appendix A

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2008

Quantitative and Qualitative Disclosures about Market Risk

Our overall investment portfolio is comprised of corporate investments (cash and cash equivalents, short-term fixed-income securities, and long-term fixed-income securities) and client funds assets (funds that have been collected from clients but not yet remitted to the applicable tax authorities or client employees).

Our corporate investments are invested in cash equivalents and highly liquid, investment-grade securities. These assets are available for repurchases of common stock for treasury and/or acquisitions, as well as other corporate operating purposes. All of our short-term and long-term fixed-income securities are classified as available-for-sale securities.

Our client funds assets are invested with safety of principal, liquidity, and diversification as the primary goals. Consistent with those goals, we also seek to maximize interest income and to minimize the volatility of interest income. Client funds assets are invested in highly liquid, investment-grade marketable securities with a maximum maturity of 10 years at time of purchase and money market securities and other cash equivalents. At September 30, 2008, approximately 86% of the available-for-sale securities categorized as U.S. Treasury and direct obligations of U.S. government agencies were invested in senior, unsecured, non-callable debt directly issued by the Federal Home Loan Banks, Fannie Mae and Freddie Mac.

In order to provide more cost-effective liquidity and maximize our interest income, we utilize a strategy by which we extend the maturities of our investment portfolio for funds held for clients and employ short-term financing arrangements to satisfy our short-term funding requirements related to client funds obligations. Our client funds investment strategy is structured to allow us to average our way through an interest rate cycle by laddering investments out to five years (in the case of the extended portfolio) and out to ten years (in the case of the long portfolio).

We have established credit quality, maturity, and exposure limits for our investments. The minimum allowed credit rating for fixed income securities is BBB and for asset-backed and commercial mortgage-backed securities is AAA. The maximum maturity at time of purchase for BBB-rated securities is 5 years, for single A-rated securities is 7 years, and for AA-rated and AAA-rated securities is 10 years. Commercial paper must be rated A1/P1 and, for time deposits, banks must have a Financial Strength Rating of C or better.

Details regarding our overall investment portfolio are as follows:

	Three Months Ended
	September 30,
	2008	2007
Average investment balances at cost:
Corporate investments	$4,467.2	$3,808.1
Funds held for clients	14,023.2	13,452.6
Total	$18,490.4	$17,260.7

Average interest rates earned exclusive of realized gains/(losses) on:
Corporate investments	4.1%	4.6%
Funds held for clients	4.3%	4.6%
Total	4.3%	4.6%

Realized gains on available-for-sale securities	$1.1	$4.6
Realized losses on available-for-sale securities	(1.9)	(4.6)
Net realized (losses)/gains on available-for sale securities	$(0.8)	$—

	September 30,	June 30,
	2008	2008
Net unrealized pre-tax (losses)/gains on available-for-sale securities	$(41.8)	$142.1
Total available-for-sale securities at fair value	$15,274.7	$15,066.4

Our laddering strategy exposes us to interest rate risk in relation to securities that mature, as the proceeds from maturing securities are reinvested. Factors that influence the earnings impact of the interest rate changes include, among others, the amount of invested funds and the overall portfolio mix between short-term and long-term investments. This mix varies during the fiscal year and is impacted by daily interest rate changes. Our average interest rates earned on our entire portfolio decreased by 30 basis points, from 4.6% for the quarter ended September 30, 2007 to 4.3% for the quarter ended September 30, 2008. A hypothetical change in both short-term interest rates (e.g., overnight interest rates or the federal funds rate) and intermediate-term interest rates of 25 basis points applied to the estimated average investment balances and any related short-term borrowings would result in approximately a $7 million impact to earnings before income taxes over the ensuing twelve-month period ending September 30, 2009. A hypothetical change in only short-term interest rates of 25 basis points applied to the estimated average short-term investment balances and any related short-term borrowings would result in approximately a $3 million impact to earnings before income taxes over the ensuing twelve-month period ending September 30, 2009.

Appendix B

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2008

Corporate Investments and Funds Held for Clients Footnote

At September 30, 2008, U.S. Treasury and direct obligations of U.S. government agencies primarily include debt directly issued by Federal Home Loan Banks, Federal National Mortgage Association (“Fannie Mae”) and Federal Home Loan Mortgage Corporation (“Freddie Mac”) with fair values of $2,064.5 million, $1,510.2 million and $1,600.6 million, respectively. At June 30, 2008, U.S. Treasury and direct obligations of U.S. government agencies primarily include debt directly issued by Federal Home Loan Banks, Fannie Mae and Freddie Mac with fair values of $2,344.7 million, $1,471.3 million and $1,611.2 million, respectively. U.S. Treasury and direct obligations of U.S. government agencies represent senior, unsecured, non-callable debt that carries a credit rating of AAA and has maturities ranging from December 2008 through March 2017.

At September 30, 2008, asset-backed securities include only AAA-rated senior tranches of securities with predominately prime collateral of fixed rate credit card, rate reduction, auto loan, equipment lease and student loan receivables with fair values of $920.0 million, $439.7 million, $320.6 million, $57.8 million and $55.0 million, respectively. At June 30, 2008, asset-backed securities include only AAA-rated senior tranches of securities with predominately prime collateral of fixed rate credit card, rate reduction, auto loan, equipment lease and student loan receivables with fair values of $954.8 million, $448.1 million, $315.9 million, $62.4 million and $55.3 million, respectively. These securities are collateralized by the cash flows of the underlying pool of receivables. The primary risk associated with these securities is the collection risk of the underlying receivables. All collateral on such asset-backed securities has performed as expected through September 30, 2008.

At September 30, 2008, other securities and their fair value primarily represent commercial mortgage-backed securities of $812.9 million, municipal bonds of $430.2 million, AAA-rated mortgage-backed securities of $202.2 million that are guaranteed by Fannie Mae and Freddie Mac, Canadian provincial bonds of $155.6 million and supranational bonds of $57.3 million. At June 30, 2008, other securities and their fair value primarily represent commercial mortgage-backed securities of $737.3 million, municipal bonds of $423.5 million, AAA-rated mortgage-backed securities of $186.7 million that are guaranteed by Fannie Mae and Freddie Mac, Canadian provincial bonds of $153.0 million, and supranational bonds of $57.1 million.